FNX Mining Appoints Ronald P. Gagel as Vice President and CFO

TORONTO, ONTARIO— June 14, 2005.  FNX Mining Company Inc. (FNX-TSX/AMEX) is pleased to announce that Ronald P. Gagel, C.A. has joined the Company as Vice President and Chief Financial Officer, effective immediately.  Mr. Gagel was previously appointed to FNX Mining’s Board of Directors on March 16, 2005 and will continue to serve as a Director of the Company.

Mr. Gagel is a chartered accountant with more than 25 years of professional experience, predominantly in the natural resources sector.  From 1988 to 2004, Mr. Gagel was at Aur Resources Inc. and from 1999 to 2004 he served as Vice President and Chief Financial Officer.

Terry MacGibbon, President and CEO of FNX Mining stated that, “Ron has already made a major contribution to FNX Mining during the short period he has served on the Board.  As the Company continues its rapid growth, the role of Vice President and CFO is increasingly crucial to our long term success.  The Directors and Management (FNX Mining) join me in welcoming Ron to his new position”.

John Ross, former CFO of the Company has left to pursue other opportunities and his contribution is recognized and acknowledged.

FNX Mining is a profitable nickel, copper and precious metal producer, developer and explorer based in Canada’s historic Sudbury mining camp. Additional information about the Company is available at www.fnxmining.com.

For further information, please contact:

Terry MacGibbon, President and CEO

Tel: 416-628-5929, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice-President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dwconstable@fnxmining.com,

FNX Website - www.fnxmining.com